UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

3Q07

Consolidated Information and Results

Third Quarter of 2007

(Unauditaded)

TELE NORTE LESTE PARTICIPAÇÕES S.A. and TELEMAR NORTE LESTE S.A. www.oi.com.br/ir

Upcoming Events: Conference Calls

Portuguese		English
Date:	Friday, November 1, 2007 10:00 am (Rio) - 8:00 am (NY)	Date:	Friday, November 1, 2007 1:00 pm (Rio) - 11:00 am (NY)
Access:	Phone: (55 11) 4688 - 6301 Code: Oi Replay: (55 11) 4688 - 6312 (code 300) Available until Nov. 12, 2007	Access:	Phone: 888 – 790 - 1641 (USA) 1 210 234 0010 (Brazil / other countries) Code: Oi Replay: 866 – 508 - 6480 (USA) 1 – 203 – 369 – 1902 (Brazil / others) Available until Nov. 11, 2007
Webcast:	http://www.ccall.com.br/oi
A complementary presentation will be made available before the start of the conference call, on the Oi website: http://www.oi.com.br/ir

Contents

1	Highlights	3
2	Operating Performance	4
3	Consolidated Results	6
4	Debt, Capital Expenditure and Cash Flow	15
5	Recent Events	18
6	Financial Statements	22
7	Glossary	28

TNL Participações Outstanding shares ('000): 382,122 TNLP3: R$ 60.99 TNLP4: R$ 41.50 TNE: US$ 22.46 ADR	Telemar Norte Leste Outstanding shares ('000): 238,614 TMAR3 ON: R$ 114.99 TMAR5 PNA: R$ 66.00 TMAR6 PNB: R$ 62.00

Notes: (1) Prices as at the end of the 3rd Quarter of 2007; (2) Outstanding ex-treasury shares.

Rio de Janeiro, October 31, 2007: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3) and
Telemar Norte Leste (Bovespa: TMAR5) have the pleasure of announcing today their results for the third quarter of 2007 (3Q07).

1) Highlights

  During the 3Q07, Oi group added 1.36 million new Revenue Generating Units (UGRs) to its customer base, a 270% increase over 2Q07 net additions (369,000), ending September with a total of 30.61 million UGRs. Oi Móvel and Oi Velox were the strongest performers, with 1.27 million (+359% on the 2Q07) and 127,000 (+ 84,000 in the 2Q07) net additions, respectively.

    In the wireline segment, the alternative plans expanded by 625,000 in the quarter to a total of 4.7 million units, representing 32.8% of total lines in service and 42.1% of residential lines.

    Oi Velox sustained its rapid growth rate, attaining a new level of net monthly additions, with 127,000 new customers, 51% higher than the increase in the 2Q07 (84,000).

    In wireless segment, Oi Conta Total, continues to shine in the post-paid segment, keeping strong growth rates and ending the quarter with 444,000 customers (18% of the post-paid customer base). In the pre-paid segment, the success of the “Oi Ligadores” campaign pushed the net additions in this segment to 1.2 million new customers.

  The net consolidated revenue for the quarter amounted to R$4,437 million (against R$4,358 million in the 2Q07), bringing the year-to-date total to R$13,100 million (5.4% up on 3Q06).

  The average monthly revenue per customer (ARPU) was up for both wireline and wireless services. The wireline ARPU, of R$85.47, continued the slight upward trend for the quarter and year-on-year (0.5% and 0.7%, respectively). In the wireless business, there was an increase of 3.7% in the 3Q07, to R$22.34.

  The recurring consolidated EBITDA reached R$1,679 million in the 3Q07 (5.2% above 2Q07 and 8.2% higher than 3Q06), with a margin of 37.8%. However, due to one time items amounting to R$229 million, the company reported EBITDA of R$1,908 million and an EBITDA margin of 43.0%.

  There was a further reduction of the net debt during the quarter (-22.0%), to R$3,126 million, equivalent to 0.48x the EBITDA for the last twelve months.

  The operating performance, combined with a reduction in financial expenses, boosted the consolidated net earnings by 36.1%, to R$637 million for the quarter (R$1.67/share and US$0.82/ADR) and a year-to-date figure of R$1,447 million.

  Consolidated capital expenditure in the 3Q07 amounted to R$572 million, equivalent to 12.9% of net earnings, and accumulated R$1,302 million, up to the end of September 2007.

  The free cash flow, after investments, came to R$1,076 million for the quarter (+37.4%) and R$2,701 million year to date.

Table 1 – Leading Financial Indicators

R$ million	3Q06	2Q07	3Q07	QoQ	YoY	9M06	9M07	YoY
TNL Consolidated
Net Revenue	4,310	4,358	4,437	1.8%	2.9%	12,428	13,100	5.4%
EBITDA	1,551	1,596	1,908	19.5%	23.0%	4,598	4,953	7.7%
EBITDA Margin (%)	36.0%	36.6%	43.0%	6.4 p.p.	7.0 p.p.	37.0%	37.8%	0.8 p.p.
Net Earnings	270	468	637	36.1%	135.9%	697	1,447	107.6%
Net Debt	5,557	4,006	3,126	-22.0%	-43.7%	5,557	3,126	-43.7%
CAPEX	618	387	572	47.8%	-7.4%	1,543	1,302	-15.6%
Free Cash Flow	831	783	1,076	37.4%	29.5%	2,343	2,701	15.3%
Net Debt / EBITDA	0.9	0.7	0.5	-28.6%	-44.4%	0.9	0.5	-44.4%
TMAR Parent Company
Net Revenue	3,602	3,548	3,595	1.3%	-0.2%	10,655	10,676	0.2%
EBITDA	1,470	1,334	1,561	17.0%	6.2%	4,299	4,172	-3.0%
EBITDA Margin (%)	40.8%	37.6%	43.4%	5.8 p.p.	2.6 p.p.	40.3%	39.1%	-1.2 p.p.
Net Earnings	376	545	772	41.7%	105.3%	1,056	1,753	66.0%
Oi (TNL PCS)
Net Revenue	976	1,028	1,063	3.4%	8.9%	2,534	3,090	21.9%
EBITDA	95	267	353	32.2%	271.6%	345	803	132.8%
EBITDA Margin (%)	9.7%	25.9%	33.2%	7.3 p.p.	23.5 p.p.	13.6%	26.0%	12.4 p.p.
Net Earnings	-45	102	92	-9.9%	na	-73	240	na

2) Operating Performance:

Wireline Services – Oi Fixed
The wireline customer base remained practically stable during the quarter, mainly due to the more flexible credit policy adopted, with its impact notably on the lower income customer base, who still generate value for the company, despite the lower margin (higher provision for bad debts).

Another highlight in this business comes from the offering of alternative plans to different market segments. At the end of the 3Q07 there were 4.7 million customers on such plans (+15.3% in relation to the 2Q07), representing 32.8% of all the fixed lines in service (42.1% of the residential lines). These plans help customer loyalty and also generate a slight increase in ARPU.

Broadband Services – Oi Velox

The Oi Velox subscriber base showed significant and consistent growth, with an increase of 10.0% in the quarter and 33.2% in relation to the 3Q06. Sales have been boosted by the higher focus given to product, which is considered to be strategically important to the company and for which increased investment and sales efforts. The growth in broadband internet access services comfortably exceeded that of the previous quarter (+7.1%), establishing a new level of net monthly additions.

The average number of Oi Velox customers in service during the quarter was up by 8.4% and 31.8%, respectively, in comparison with the figures for the 2Q07 and the 3Q06 and the Oi Velox subscriber base accounts for 9.7% of the lines in service.

Wireless Services – Oi Mobile

The strong growth in the quarter (+9.3%) was the result of 1,266 thousand net additions, bringing the customer base to a total of 14.9 million. There were almost 2,906 thousand new subscribers to these services, offset by 1,640 thousand disconnections (churn). With this performance, Oi consolidated its leadership in this area, with a 27.0% market share in Region I. The mobile penetration rate in the region was up to 53.5% at the end of Sep/07.

Table 2 – Operational Indicators

	3Q06	4Q06	1Q07	2Q07	3Q07	QoQ	YoY
Wireline Services - Oi Fxo
Lines Installed ('000)	17,025	17,136	17,111	16,927	16,698	-1.4%	-1.9%
Lines in Service ('000) (a)	14,431	14,388	14,338	14,347	14,318	-0.2%	-0.8%
Residential (%)	78.1%	78.1%	78.1%	78.1%	77.9%	-0.2 p.p.	-0.2 p.p.
Commercial (%)	17.9%	17.9%	17.9%	17.9%	18.1%	0.2 p.p.	0.2 p.p.
Public Telephones (%)	4.0%	4.0%	4.0%	4.0%	4.0%	0.0 p.p.	0.0 p.p.
Alternatives Plans '(000)	1,050	1,963	3,027	4,071	4,696	15.4%	347.2%
Proportion of Lines in Service (%)	7.3%	13.6%	21.1%	28.4%	32.8%	4.4 p.p.	25.5 p.p.
ARPU Oi Fixo (R$)	84.9	87.2	84.5	85.1	85.5	0.5%	0.7%
Broadband Services - Oi Velox
ADSL Subscribers ('000) (b)	1,046	1,128	1,182	1,266	1,393	10.0%	33.2%
Proportion of Lines in Service (%)	7.3%	7.8%	8.2%	8.8%	9.7%	0.9 p.p.	2.4 p.p.
Residential (%)	83.7%	84.4%	84.6%	85.3%	85.1%	-0.2 p.p.	1.4 p.p.
ARPU Oi Velox (R$)	56.0	54.7	53.6	51.8	50.1	-3.3%	-10.5%
Wireless Services - Oi Móvel
Mobile Subscribers ('000) (c)	12,643	13,078	13,358	13,634	14,900	9.3%	17.9%
Proportion on Post-Paid Plans (%)	20%	18%	17%	18%	16%	-2.0 p.p.	-4.0 p.p.
Average Subscriber Base ('000)	12,375	12,816	12,952	13,097	14,320	9.3%	15.7%
Market Share Oi - Region I (%)	27.6%	27.4%	27.2%	26.5%	27.0%	0.5 p.p.	-0.6 p.p.
Proportion of Net Additions in Region I (%)	24.4%	22.9%	21.1%	11.5%	34.1%	22.6 p.p.	9.7 p.p.
Penetration rate - Region I (%)	45.1%	46.8%	47.9%	50.1%	53.5%	3.4 p.p.	8.4 p.p.
Quarterly Churn rate (%)	7.9%	8.8%	7.7%	7.7%	11.5%	3.8 p.p.	3.6 p.p.
ARPU Oi (R$)	22.4	22.1	21.6	21.5	22.3	3.7%	-0.4%
RGU - Revenue Generating Unit (a+b+c) (´000)	28,120	28,594	28,878	29,247	30,611	4.7%	8.9%

3) Consolidated Results:

3.1) Revenue

The consolidated gross revenue (R$6,338 million) increased by 2.1% in the quarter, reflecting the 12.5% expansion in revenues from wireless services, since the revenues from wireline services remained stable in relation to the 2Q07.

In addition to the overall wireless performance, the highlights this quarter were the increased revenues from “network usage” (+6.2%), “additional services” (+4.4%), Oi Velox (+3.6%), “subscription” (+2.7%) and “public telephones” (+2.5%).

In the first nine months of this year, the consolidated gross revenue has increased by 4.9%, mainly due to the wireless services performance, whose revenues are 30.2% up, against 0.9% from wireline services.

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					9M			%
R$ million	3Q06	2Q07	3Q07	QoQ	YoY	9M06	9M07	Chg. %	9M06	9M07
Wireline	5,189	5,182	5,182	0.0%	-0.1%	15,396	15,537	0.9%	86%	83%
Local (exc. - VC1)	2,312	2,239	2,220	-0.8%	-4.0%	6,903	6,707	-2.8%	39%	36%
Subscription	1,653	1,737	1,784	2.7%	7.9%	4,970	5,226	5.2%	28%	28%
Local Traffic	631	475	408	-14.1%	-35.3%	1,852	1,399	-24.5%	10%	7%
Others	28	27	28	3.7%	0.0%	81	82	1.2%	1%	0%
Local Fixed-to-Mobile (VC1)	662	684	682	-0.3%	3.0%	1,935	2,042	5.5%	11%	11%
Long Distance (exc. - VC2/3)	749	692	686	-0.9%	-8.4%	2,257	2,100	-7.0%	13%	11%
LD Fixed-to-Mobile (VC2/3)	174	202	201	-0.5%	15.5%	503	600	19.3%	3%	3%
Network Usage	168	146	155	6.2%	-7.7%	510	452	-11.4%	3%	2%
Data	644	716	730	2.0%	13.4%	1,840	2,120	15.2%	10%	11%
Velox	233	275	285	3.6%	22.3%	656	826	25.9%	4%	4%
Others	411	441	445	0.9%	8.3%	1,184	1,294	9.3%	7%	7%
Public Phones	281	282	289	2.5%	2.8%	850	873	2.7%	5%	5%
Additional Services	138	160	167	4.4%	21.0%	422	471	11.6%	2%	3%
Advanced Voice / Other	61	62	51	-17.7%	-16.4%	176	172	-2.3%	1%	1%

Wireless	976	1,028	1,156	12.5%	18.4%	2,437	3,174	30.2%	14%	17%
Services	911	966	1,092	13.0%	19.9%	2,186	2,994	37.0%	12%	16%
Subscriptions	223	219	241	10.0%	8.1%	560	667	19.1%	3%	4%
Outgoing Calls	362	389	416	6.9%	14.9%	983	1,178	19.8%	6%	6%
Domestic/Inter. Roaming	27	27	28	3.7%	3.7%	90	84	-6.7%	0%	0%
Network Usage	223	265	309	16.6%	38.6%	347	834	140.3%	2%	5%
Data / Value Added	75	66	98	48.5%	30.7%	206	230	11.7%	1%	1%
Handset Sales	65	62	65	4.8%	0.0%	251	181	-27.9%	1%	1%

Wireline	5,189	5,182	5,182	0.0%	-0.1%	15,396	15,537	0.9%	86%	83%
Wireless	976	1,028	1,156	12.5%	18.4%	2,437	3,174	30.2%	14%	17%

Total Gross Revenue	6,166	6,210	6,338	2.1%	2.8%	17,833	18,711	4.9%	100%	100%

Consolidated Net Revenue	4,310	4,358	4,437	1.8%	2.9%	12,428	13,100	5.4%	70%	70%

Wireline Services:

The gross revenue from wireline services has remained stable, not only in relation to the previous quarter, but also compared to the same period of last year. The decline in revenue from “local traffic” and “long distance” was offset mainly by increased revenue from “monthly subscriptions” and “data communication” services (expansion of Oi Velox).

Local Services

Fixed-to-Fixed: (monthly subscription, traffic, connection fee)

The gross revenue from local services was practically stable (-0.8%) in relation to the 2Q07, and just 4.0% lower than that of the 3Q06. As it has been occurring in previous quarters, the signing up of customers to alternative plans denominated in minutes (+13.0% in relation to the 2Q07) generates lower revenue from “excess traffic” but, on the other hand, increased revenue from “subscriptions”. It should be pointed out that, under these plans, there is an average increase in the quantity of toll-free minutes allowed, in comparison with the basic plan. Subscription revenue was also affected by the tariff adjustment in Jul/07 (1.83%). However, with regard to the adjustment on local traffic denominated in minutes, heeding Anatel’s request, Oi agreed to postpone the tariff adjustment to Oct/07, to avoid it coinciding with the period of transition from pulses to minutes, which was completed in all the states comprising Region I by the end of Jul/07.

Fixed-to-Mobile: (VC-1)

The revenue was stable during the quarter, since the reduction in traffic was offset by the tariff adjustment in Jul/07 (2.88%). In relation to the 3Q06, there was an increase in traffic, with fewer blocked phones, which, along with the 2.88% tariff adjustment, led a revenue increase of R$20 million.

Long Distance Services (LD)

Fixed-to-Fixed LD (NLD and ILD)

The revenue was down by R$6 million in relation to that of the 2Q07 and by R$63 million compared to that of the 3Q06, largely due to reduced traffic, which was partially offset by the tariff adjustment in Jul/07 (1.83%).

Fixed-to-Mobile LD (VC-2/VC-3)

In contrast to the fixed-to-fixed services, the long-distance fixed-to-mobile services saw an increase in traffic, which was responsible for a revenue increase of R$27 million in relation to the 3Q06 (15.5%). The revenue was stable as compared to that of the 2Q07 (-R$1 million).

Remuneration for Network Usage:
The revenue was up by R$9 million in relation to that of the 2Q07, due to increased traffic. In comparison with that of the 3Q06, however, there was a decline of R$13 million, due to a 20% reduction in the local network interconnection fee (TU-RL), which was determined on the concession contract (Dec/05) and came into effect as of Jan/07.

Data Communication Services:
The revenue was up by R$14 million and R$86 million, respectively, in relation to that of the 2Q07 and the 3Q06. The highlight was the revenue from “Oi Velox” (ADSL customers), which was boosted by the company’s focus on expanding these services, which are considered strategically important to gaining  clients loyalty.

Public Telephones:
The revenue was up by R$7 million and R$8 million, respectively, in relation to the 2Q07 and the 3Q06, due to an increased number of phone credits sold and to the tariff adjustment in Jul/07 (1.83%).

Wireless Services:

The gross revenue from wireless services increased by R$128 million during the quarter, in relation to that of the 2Q07, mainly due to the results of “monthly subscriptions” and “outgoing calls” (together added R$49 million), “remuneration for network use” (+R$44 million) and “data/value added” (+R$32 million). In comparison with the 3Q06, the revenue was up by R$180 million, of which R$86 million relates to revenue from “remuneration for network use” and R$72 million relates to revenue from “monthly subscriptions” and “outgoing calls”.

The increased monthly subscription revenue is due to an expanded average subscriber base, as a result of new high-end customers obtained through the company’s convergent plans (Oi Conta Total). The revenue from outgoing calls increased as a result of the expansion of the average customer base (9.3%), boosted by the success of the “Oi Ligadores” campaign, launched in Jul/07, which effectively attracted a further 2.5 million new customers.

It is worth noting that the customer base for the pre-paid segment grew by 10.7% (1,201 thousand) in relation to the 2Q07 and by 22.7% (2,302 thousand) compared to the 3Q06.

The consolidated revenue from “network usage” was up by R$44 million and R$86 million, respectively, in comparison with that of the 2Q07 and the 3Q06, to a total of R$309 million, after excluding R$187 million received from TMAR during the quarter (R$180 million in the 2Q07).

The R$32 million increase in revenue from “data/value added services”, during the quarter, is basically the result of the “Oi Ligadores” campaign, which generated additional revenue from the signing up fees paid by customers who were already part of Oi’s subscriber base (R$21.7 million).

Revenues from the “sale of handsets” remained practically stable (+R$3 million) during the quarter, and also in relation to the 3Q06, following the strategy adopted by Oi at the beginning of 2006, of selling just the sim card to the pre-paid segment, with a view to reducing the acquisition cost of these customers, and notably the subsidizing of the handsets.

During the quarter, the revenue from wireless services represented 18.2% of the total consolidated gross revenue (16.6% in the 2Q07 and 15.8% in the 3Q06).
This quarter, the average monthly revenue per customer (ARPU) reached R$22.34, up 3.7% in relation to the 2Q07.

The gross revenue of Oi (TNL- PCS) during the quarter, amounted to R$1,447 million, while the net revenue came to R$1,063 million (+3.4% on the 2Q07 and +8.9% on the 3Q06).

3.2) Operating Expenses

The company’s operating expenses reduced R$233 million and R$230 million in relation to the 2Q07 and 3Q06 respectively. The 8.4% decline in relation to 2Q07 was mainly due to the reduction in “Other Operating Expenses (revenue)” (-97.7%), “Personnel” (-42.2%) and Marketing (-21.8%). In relation to the 3Q06, the 8.3% reduction was due to the drop in “Personnel” (-28.6%), “Handset costs and others” (-45.7%) and “Other Operating Expenses (revenue)” (-98.0%), despite being affected by provision for bad debts (+77.7%).

Table 4 – Breakdown of Operating Expenses

	Quarter					9M
Item - R$ million	3Q06	2Q07	3Q07	Change %		9M06	9M07	YoY %
				QoQ	YoY
Interconnection	794	838	818	-2.4%	3.0%	2,011	2,482	23.4%
Personnel	161	199	115	-42.2%	-28.6%	479	493	2.9%
Materials	73	70	79	12.9%	8.2%	229	219	-4.4%
Handset Costs/Other (COGS)	138	57	75	31.6%	-45.7%	390	200	-48.7%
Third-Party Services	995	942	1,004	6.6%	0.9%	2,891	2,915	0.8%
Marketing	66	87	68	-21.8%	3.0%	234	224	-4.3%
Rent and Insurance	186	177	198	11.9%	6.5%	527	564	7.0%
Provision for Doubtful Accounts	94	176	167	-5.1%	77.7%	337	486	44.2%
Other Operating Expenses (Revenue), Net	253	216	5	-97.7%	-98.0%	733	565	-22.9%
TOTAL	2,759	2,762	2,529	-8.4%	-8.3%	7,830	8,147	4.0%

Table 5 – More Detailed Breakdown of Operating Expenses

	Quarter			9M
R$ million	3Q06	2Q07	3Q07	9M06	9M07	Chg. %
Operating Expenses	2,759	2,762	2,529	7,830	8,147	4.0%
Interconnection	794	838	818	2,011	2,482	23.4%
Handset Costs	138	57	75	390	200	-48.7%
Cost of Services	830	844	840	2,425	2,557	5.4%
Personnel	47	79	47	144	177	22.9%
Third-Party Services	447	448	450	1,298	1,377	6.1%
Materials	69	67	76	218	210	-3.7%
Rent and Insurance	159	155	176	449	497	10.7%
Anatel Concession Contract	35	20	20	104	75	-27.9%
Other	73	74	71	212	221	4.2%
Selling Expenses	607	697	663	1,893	1,962	3.6%
Personnel	45	61	24	136	125	-8.1%
Third-Party Services	390	356	395	1,156	1,090	-5.7%
Marketing	66	87	68	234	224	-4.3%
Materials	1	1	1	4	2	-50.0%
Rent and Insurance	0	0	0	1	1	0.0%
Other	10	16	8	25	35	40.0%
Provisions for Doubtful Accounts and Receivable write-off	94	176	167	337	486	44.2%
General and Administrative Expenses	259	215	233	731	718	-1.8%
Personnel	68	59	44	199	190	-4.5%
Third-Party Services	158	138	159	437	448	2.5%
Materials	2	2	2	8	7	-12.5%
Rent and Insurance	27	22	22	76	67	-11.8%
Other	4	-6	5	11	6	-45.5%
Other Operating Expenses (Revenue), Net	132	111	-100	380	227	-40.3%

Interconnection:

The “interconnection” cost was down by R$20 million in relation to the figure for the 2Q07, basically due to a gain of R$32 million as a result of the conclusion of negotiations with other operators.

Personnel:

Personnel expenses were reduced by 42.2% and 28.6%, respectively, in relation to the figures for the 2Q07 and the 3Q06, basically due to the reversal of provisions, the largest of which (R$60 million), was made in the first half of the year.

Cost of SMP Handsets and Other COGS:

The 3Q07 saw an increase of R$18 million in this item, compared to the 2Q07, basically due to increased sales of sim cards (+R$10 million), principally related to the “Oi Ligadores” campaign. On top of that, there was a 11% increase in net additions under the “Oi Conta Total”, with a deferral of subsidies on handsets amounting to R$12 million. Those two effects were partially offset by lower handsets expenses (R$3 million).

The reduction of R$63 million in comparison with the 3Q06 figure was also due to the company’s strategy of selling the sim card alone and ending the subsidies on handset sales to the pre-paid segment.

Third Party Services:

These expenses increased by R$62 million in relation to the 2Q07 (6.6%), mainly due to plant maintenance contractual readjustments (+R$26 million) and increased spending on callcenter operations (+R$21 million), basically in relation to the “Oi Ligadores” campaign and expenses arising from the strategy of improving the quality of the service.

There was an increase of R$9 million in comparison with the figure for the 3Q06, despite a R$15 million decline in spending on plant maintenance (assumptions of services relating to network management center) and a R$16 million reduction in spending on consulting and legal counseling. The increased spending on call center operations (+R$15 million) arose from the “Oi Ligadores” campaign, and the increase in “other” expenses (+R$16 million) is related to offers to high value post-paid customers.

Table 6 – Breakdown of “Third-Party Services”

	Quarter					9M
Item - R$ Million	3Q06	2Q07	3Q07	QoQ	YoY	9M06	9M07	YoY
Network Maintenance (COS - Cost of Services)	357	316	342	8.2%	-4.2%	1,042	1,028	-1.3%
Sales Commissions and Expenses (Selling Exp.)	139	122	138	13.1%	-0.7%	402	379	-5.7%
Postage and Collection (Selling Exp.)	88	93	89	-4.3%	1.1%	268	267	-0.4%
Electricity (COS / G&A)	81	89	81	-9.0%	0.0%	234	255	9.0%
Data Processing (COS / G&A)	36	35	45	28.6%	25.0%	107	127	18.7%
Call Center Operations (Selling Exp.)	96	90	111	23.3%	15.6%	303	283	-6.6%
Consulting and Legal Services (COS / G&A)	76	48	60	25.0%	-21.1%	184	167	-9.2%
Printing and Clearing (Selling Exp.)	15	16	16	0.0%	6.7%	44	49	11.4%
Others	106	132	122	-7.6%	15.1%	306	360	17.6%
Total	995	942	1,004	6.6%	0.9%	2,891	2,915	0.8%

Marketing:

The R$19 million reduction in relation to the 2Q07 was due to the company’s sponsorship of the Pan-American Games Rio 2007 at that quarter. The figure was practically stable in relation to that of the 3Q06.

Provisions for Doubtful Debts:

The increase of R$73 million in comparison with the same period of 2006 is largely a reflection of Oi’s strategy of adopting a more flexible credit policy in regard to lower income customer segments, while preserving profitability. This has enabled the company to maintain its wireline customer base.

When compared to 2Q07, the provision for doubtful accounts registered a R$9 million reduction.

Other Operating Expenses (Income):

Total reductions of R$211 million in relation to the 2Q07 (R$248 million, in relation to the 3Q06), mainly due to a reduction in the provision for contingencies, with a positive impact of R$210 million in 3Q07 as compared to the previous quarter and 3Q06, largely as a result of:

  A R$265 million reversal to bring the balance of the labor contingencies in line with the new estimate of losses in labor claims, based on the historical record of effective payments. This represents a refining of the Company’s estimates, to more adequately reflect the values of the lawsuits;
  A supplementary provision for regulatory contingencies, to the sum of R$96 million, following a more precise estimate of liabilities regarding failure to comply with contractual commitments, notably those relating to the PGMU – General Target Plan for Universal Access.
  A R$25 million reduction in the provision for losses on tax claims.

In addition, the reduction in net operating expenses/income in comparison with the 3T06, excluding the impact of the provision for contingencies, was R$38 million, basically involving expenses relating to: concession contract annual fee (-R$15 million), profit sharing (-R$9 million), recovered expenses (-R$7 million), and other items (-R$7 million).

3.3) Other Consolidated Result Items

EBITDA:

Table 7 – EBITDA, Recurring EBITDA, EBITDA Margin and Recurring EBITDA Margin

	Quarter						9M
	3Q06	2Q07	3Q07	3Q07 Recurring	QoQ	YoY	9M06	9M07	9M07 Recurring	YoY
TNL Consolidated
EBITDA (R$ Mn)	1,551	1,596	1,908	1,679	19.5%	23.0%	4,598	4,953	4,724	7.7%
Margin %	36.0%	36.6%	43.0%	37.8%	6.4 p.p.	7.0 p.p.	37.0%	37.8%	36.1%	0.8 p.p.
TMAR Parent Company
EBITDA (R$ Mn)	1,470	1,334	1,561	1,344	17.0%	6.2%	4,299	4,172	3,954	-3.0%
Margin %	40.8%	37.6%	43.4%	37.4%	5.8 p.p.	2.6 p.p.	40.3%	39.1%	37.0%	-1.2 p.p.
Oi (TNL-PCS)
EBITDA (R$ Mn)	95	267	353	346	32.2%	271.6%	345	803	796	132.8%
Margin %	9.7%	25.9%	33.2%	32.5%	7.3 p.p.	23.5 p.p.	13.6%	26.0%	25.7%	12.4 p.p.

The consolidated EBITDA was 19.6% up in relation to the previous quarter and by 23.0% compared to the 3Q06, with a margin of 43.0% (36.6% in the 2Q07). This amount includes one-time positive impacts amounting to R$229 million. Excluding these, the consolidated adjusted EBITDA would be R$1,679 million (5.2% up on that of the 2Q07 and 8.3% higher than that of the 3Q06), with an EBITDA margin of 37.8%.

In the wireline business (parent company TMAR), the EBITDA reached R$ 1,561 million, with a margin of 43.4%. However, excluding the effects of the non-recurring adjustments shown in table below, the recurrent EBITDA would have been R$ 1,344 million, with a respective EBITDA margin of 37.4%.

In the wireless segment (TNL-PCS), the EBITDA reached R$353 million, reflecting an EBITDA margin of 33.2% in the 3Q07. Excluding the non-recurring adjustments, the EBITDA would have been be R$346 million (margin of 32.5%).

Non-recurring adjustments	TNL Consolidated	TMAR Parent Company	Oi
Reversal of provisions made in the 1H07	60	49	8
Adjustment of the provision for Labor Contingencies	265	264	-1
Regulatory Contingencies	-96	-96	0
Impact on EBITDA	229	217	7

The change in the equity accounting classification made in the 2Q07, should again be noted. This figure is now shown after the EBIT, so as to improve the presentation of the Income Statement. The EBIT increased by 30.8% and 61.3%, respectively, in relation to the 2Q07 and the 3Q06.

Table 8 – EBITDA x EBIT x Net Earnings

R$ million	3Q06	3Q07	3Q07	9M06	9M07

EBITDA	1,551	1,596	1,908	4,598	4,953
Depreciation and Amortization	776	640	658	2,408	1,956
EBIT	775	956	1,250	2,190	2,997
Equity Accounting	(47)	(13)	1	(115)	(8)
Net Financial (Income) Expenses	323	148	52	1,036	359
Non-operating Expenses	8	(9)	(12)	3	(24)
Minority Interest	68	99	139	191	317
Income Tax and Social Contribution	154	264	433	379	907
Net Earnings	270	468	637	697	1,447

Net Financial Income (Expenses):

This was yet another quarter of declining consolidated net financial expenses, which were down by R$96 million in relation to those of the 2Q07 and by R$271 million in comparison with those of the 3Q06, as shown below:

Table 9 – Net Financial Income (Expenses)

	Quarter			9M
R$ million	3Q06	2Q07	3Q07	9M06	9M07

Financial Income	174	195	213	522	640
Interest on financial investments	79	96	102	267	308
Other financial income	95	99	111	255	332
Financial Expenses	(497)	(343)	(264)	(1,558)	(999)
Interest on loans and financing	(173)	(159)	(154)	(562)	(486)
Foreign exchange effect on loans and financing	(97)	(32)	(50)	(338)	(128)
Monetary and Exchange Variations	2	203	48	281	368
Currency Swap Results	(99)	(235)	(98)	(619)	(496)
Other Financial Expenses	(227)	(152)	(61)	(658)	(385)
Banking Fees (including CPMF)	(54)	(67)	(50)	(173)	(177)
Interest on rescheduled taxes (Refis)	(17)	(14)	(13)	(57)	(42)
Monetary restatement of provisions for contingencies	(76)	(56)	95	(211)	(42)
IOF, PIS and Cofins taxes on financial income	(24)	(2)	(1)	(66)	(4)
Others	(56)	(13)	(91)	(151)	(121)
Net Financial Income (Expenses)	(323)	(148)	(52)	(1,036)	(359)

The consolidatedfinancial income was R$18 million higher than that of the previous quarter as a result of the higher average cash balance during the period and to increased income from the monetary correction of “other assets” (R$12 million impact).

The financial expenses were down by R$79 million compared to those of the 2Q07, due to the following reasons:

  Interest on loans and financing was down by R$5 million, basically due to the reduction of interest rates during the quarter.
  Foreign exchange impact on loans and financing generated an R$18 million increase in expenses during the quarter, as a result of:

  (a) Net gains of R$48 million: Currency gains, in regard to the company’s debt (R$50 million), due to the appreciation of the local currency (real) against the US dollar, offset by monetary variation expenses of R$2 million;

  (b) A R$98 million net expense in relation to currency hedging, comprising expenses of R$27 million from foreign exchange variations and of R$71 million from interest based on the CDI (Interbank Deposit Certificate) rate.

Other financial expenses were down by R$91 million, mainly due to non-recurring reversal of monetary correction on provisions for legal contingencies in the labor sphere (R$143 million impact), arising from a change in the estimated losses on labor claims.

This positive impact was offset by increased expenses under the item “others”, mainly, in relation to monetary correction relating to the acquisition of radio frequencies.

Depreciation/Amortization

Depreciation and amortization in the 3Q07 came to a total of R$658 million, representing an increase of 2.8% and a reduction of 15.2% in comparison with 3Q06. The increase in “Amortization of the License/Deferred”, under wireless services (TNL-PCS), is the result of the amortization of Oi’s license to use its blocks radio frequencies blocks.

Table 10 – Depreciation and Amortization

	Quarter					9M
R$ Million	3Q06	2Q07	3Q07	QoQ	YoY	9M06	9M07	Chg. %
Fixed Line / TNL	608	460	467	1.5%	-23.2%	1,919	1,406	-26.7%
Depreciation	590	441	449	1.8%	-23.9%	1,865	1,352	-27.5%
Amortization of Goodwill	18	19	18	-5.3%	0.0%	54	54	0.0%
Mobile Business	168	180	191	6.1%	13.7%	489	550	12.5%
Depreciation	130	142	141	-0.7%	8.5%	375	424	13.1%
License/Deferred Amortization	38	38	50	31.6%	31.6%	114	126	10.5%
Total	776	640	658	2.8%	-15.2%	2,408	1,956	-18.8%

Net Earnings

The consolidated net earnings for the quarter reached R$637 million (R$1.67 per share and US$0.82/ADR), which was 135.9% higher than the figure for the same period of last year and 36.1% up on that of the 2Q07, making a total of R$1,447 million for the first nine months of this year (+107.6%).

The net earnings for the quarter of the parent company, TMAR, came to R$772 million (+41.7% on the 2Q07 and +105.3% on the 3Q06), making a total of R$1,753 million for the year to date (+66.0%).

Oi (TNL PCS) had net earnings of R$92 million for the quarter (-9.8%) but well above the figure for the 3Q06 (-R$45 million).

Table 11 – Net Earnings

	Quarter					9M
	3Q06	2Q07	3Q07	QoQ	YoY	9M06	9M07	YoY

TNL Consolidated
Net Earnings (R$ Mn)	270	468	637	36.1%	135.9%	697	1,447	107.6%
Earnings per Share (R$)	0.706	1.223	1.666	36.2%	136.0%	1.823	3.787	107.7%
Earnings per ADR (US$)	0.325	0.617	0.815	32.1%	150.8%	0.834	1.852	122.1%
TMAR Consolidated
Net Earnings (R$ Mn)	376	545	772	41.7%	105.3%	1,056	1,753	66.0%
Earnings per Share (R$)	1.576	2.284	3.234	41.6%	105.2%	4.428	7.348	65.9%
Oi (TNL-PCS)
Net Earnings (R$ Mn)	-45	102	92	-9.8%	na	-73	240	na

4) Debt, Capex and Cash Flow

4.1) Debt

The consolidated net debt was reduced by R$880 million during the quarter and is down by R$2,431 million relatively to September 2006, closing the quarter at R$3,126 million.

Of the company’s gross debt (R$9,382 million), 9.74% is exposed to foreign exchange rate variations involving the dollar/real and the yen/real. The average cost of the debt accumulated in the year to date, net of the impact of currency hedging, was 92.8% of the CDI rate.

Table 12 - Debt (at the end of the period)

R$ million	Sep/06	Dec/06	Mar/07	Jun/07	Sep/07	% Gross Debt
Short Term	2,044	2,092	1,849	1,873	1,713	18.3%
Long Term	6,870	7,478	6,958	6,603	7,670	81.7%
Total Debt	8,915	9,570	8,807	8,476	9,382	100.0%
In Local Currency	3,989	4,733	4,500	4,404	5,164	55.0%
In Foreign Currency	3,522	3,377	2,965	2,628	2,943	31.4%
Swaps	1,404	1,460	1,342	1,444	1,275	13.6%
(-) Cash and ST investments	(3,358)	(4,687)	(4,563)	(4,470)	(6,257)	-66.7%
(=) Net Debt	5,557	4,883	4,245	4,006	3,126	33.3%

During the quarter, TMAR secured a total of R$1,364 million in funding, of which R$700 million was from the BNDES - Brazilian Development Bank (average cost of the TJLP - Long Term Interest Rate + 4.50% p.a.), and R$664 million was from the JBIC - Japanese Development Bank (average cost of the Japanese Interbank Rate - Japanese Libor + 0.33% p.a.). These funds are to finance the expansion and technological upgrading of the telecommunications network, with a special focus on broadband.

During the same period, Oi (TNL PCS) closed a financing contract with the BNDES for the sum of R$467 million and drew down R$290 million (average cost of the TJLP + 4.50% p.a.), in order to finance the expansion and technological upgrading of Oi’s mobile telecommunications network, scheduled for the period 2006 to 2008.

The maturity of the gross debt is reasonably well distributed over the coming years, without any concentration of payments up to 2011. The existing cash balance (R$6,257 million) is sufficient to cover all debt maturing up to 2010.

Table 13 – Schedule for Amortization of the Gross Debt

(R$ million)	2007	2008	2009	2010	2011	2012 onwards	Total
Gross Debt amortization	283	2,200	1,370	982	2,297	2,250	9,382

4.2) Capital Expenditure

The consolidated capital expenditure during the quarter amounted to R$572 million (12.9% of net revenue for the period), R$470 million (82%) of which went to wireline segment, while R$102 million (18%) was allocated to wireless business. Capex accumulated in the year to date amounted to R$1,302 million, 15.6% lower than the figure R$1,543 million for the same period of last year, due to a combination of lower equipment prices and the appreciation of the local currency against the dollar (12.4% average). The highlight was the focus on expanding the network and data communication infrastructure, with a view to increasing the transmission capacity and broadening the platform for broadband, especially Oi Velox.

Table 14 – Capital Expenditure

	Quarter					9M
R$ million	3Q06	2Q07	3Q07	QoQ	YoY	9M06%		9M07%		YoY
Wireline	450	323	470	45.5%	4.4%	1,119	73%	1,072	82%	-4.2%
Growth & Quality	157	95	131	37.9%	-16.6%	427	28%	329	25%	-23.0%
Data / Communic. Systems / Other	293	227	339	49.3%	15.7%	692	45%	743	57%	7.4%
Wireless	167	64	102	59.4%	-38.9%	423	27%	231	18%	-45.4%
TOTAL	618	387	572	47.8%	-7.4%	1,543	100%	1,302	100%	-15.6%

4.3) Cash Flow

The free cash flow for the quarter, net of investment, came to R$1,076 million, respectively 37.4% and 29.5% higher than in the 2Q07 and the 3Q06. Even with higher disbursements (R$242 million and R$50 million over 2Q07 and 3Q06, respectively), this improvement is related to higher operational cash flow (R$1,704 million), basically as a result of a reduced working capital requirement, due to the following:

- R$85 million relating to a fire insurance claim for the loss of Oi’s stock of handsets, back in Jan/07;

- R$201 million paid in the 2Q07 in relation to the Fistel fee, calculated against the customer base (fixed and mobile) at the end of 2006;

- R$235 million paid to Anatel in the 2Q07 for renewal of the concession contract for the licenses to operate fixed long distance telephone services (2% of the annual net revenue, every two years).

Table 15 – Cash Flow

	Quarter			9M
R$ million	3Q06	2Q07	3Q07	9M06	9M07
(i) Cash Flow from operating activities	1,408.6	1,169.1	1,703.7	3,869.5	4,066.4
Net income for the period	269.6	467.5	636.7	696.7	1,447.0
Minority interest in results of operations	68.0	98.5	139.5	191.0	316.9
Adjustments to reconcile net income to net cash:	1,314.0	966.9	696.4	4,004.4	2,779.5
Interest and monetary variation on loans and financing	298.0	140.7	194.9	876.6	537.6
Depreciation/Amortization	776.4	640.2	658.0	2,407.7	1,955.9
Contingency Provisions	203.4	168.9	(180.5)	636.4	226.9
Other	36.3	17.1	24.0	83.7	59.2
Change in Working Capital	(243.0)	(363.8)	231.1	(1,022.6)	(477.1)
(ii) Cash flow from investing activities	(577.4)	(386.0)	(627.8)	(1,526.3)	(1,365.8)
Cash Flow after investing activities	831.2	783.2	1,076.0	2,343.2	2,700.6
(iii) Cash flow from financing activities	(1,017.1)	(471.7)	711.4	(1,816.6)	(725.1)
Cash Flow after financing activities	(185.9)	311.5	1,787.3	526.6	1,975.5
Payment of Dividends and Interest on Capital	(0.7)	(404.2)	(0.4)	(940.2)	(406.0)
Increase (decrease) in cash and banks	(186.6)	(92.8)	1,787.0	(413.6)	1,569.5
Cash and banks at the beginning of the period	3,544.2	4,562.5	4,469.7	3,771.2	4,687.2
Cash and banks at the end of the period	3,357.5	4,469.7	6,256.7	3,357.5	6,256.7

5) Recent Events

5.1) fundação atlântico de seguridade social

On October 29, 2007, the Oi Group Companies transferred capital in the amount of R$ 260 million to Fundação Atlântico. The purpose of this transfer, determined by the actuaries of Fundação Atlântico, is to ensure that the Fund’s financial statements comply with the changes in actuarial assumptions and that these statements consider Brazil’s current economic scenario of falling basic interest rate, as well as to adjust the mortality and disability tables of Fundação Atlântico’s pension plans. The information and effects, in accordance with IBRACON requirements for recording this amount, and approved by CVM Deliberation 371/2000, which will impact the annual financial statements as from 2008, will be disclosed in the balance sheet for the year ending December 31, 2007, based on the actuarial calculations. We stress that, based on the present actuarial assumptions, this amount should be appropriated to the plan’s sponsor over a period of approximately ten years, corresponding to the expected average remaining service life of the employees who are pension plan participants.

5.2) PUBLIC OFFERING for PREFERRED SHARES IN TELE NORTE LESTE PARTICIPAÇÕES BY TELEMAR PARTICIPAÇÕES

On October 11th, TNLP’s parent company, Telemar Participações, announced the closure of the public offering for the acquisition of preferred shares in Tele Norte Leste Participações (TNL). A little over 50% of the outstanding preferred shares in Tele Norte Leste Participações, including those represented by “American Depositary Receipts” (“ADRs”), were to be placed on offer.

The offering was conditional upon the concurrence of the holders of at least 2/3 of the outstanding preferred shares in TNL, but this proportion was not attained.

5.3) FINANCING OF THE EXPANSION OF BROADBAND SERVICES

Telemar Norte Leste signed a contract for financing equivalent to US$360 million for the expansion of its broadband services, through the modernization and broadening of the data communication network.

This international financing facility was put together by a consortium of banks led by Citibank and the Sumitomo Mitsui Banking Corporation. The Japan Bank for International Cooperation (JBIC) is guaranteeing the operation. The other participants in the consortium are: Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi UFJ and the Tokyo branches of Societé Générale, Banco Bilbao Vizcaya Argentaria and ING Bank N.V.

Oi will have ten years to pay down the loan, with a two-year grace period. The annual cost will be the Japanese Interbank Rate (Japanese Libor) plus a spread of 0.33%. The favorable terms of the deal reflect the company’s credibility in the international market and its investment grade rating, which have helped it to obtain consistently lower interest rates on its borrowing.

5.4) anatel auction of frequency blocks

Oi managed to strengthen its strategic positioning and coverage, with the acquisition of mobile telephone licenses for the state of São Paulo and the extension of its existing frequencies in other states.

TNL PCS (Oi) won 23 of the 105 frequency blocks auctioned by Anatel, thereby gaining the right to enter the São Paulo market and extending its frequency range in states where it already operates.

Oi will pay a total of approximately R$190 million, of which around R$170 million relates to licenses for the state of São Paulo and R$50 million is for blocks that will enable the company to expand its operational frequency in 12 states where it currently operates. The difference is the result of the return of some frequency that made us exceed the 50MHz limit.

When Oi decided to acquire an operating license for the state of São Paulo, the Company concluded that the present mobile telephone business model and prevailing economic and financial conditions were now favorable to rational and balanced investment, unlike the scenario surrounding earlier auctions. Nevertheless, the company is still analyzing the feasibility of the business and the results will be submitted to the Company’s Board of Directors for approval before any project is implemented.

Among the factors that stimulated this acquisition of a license to operate in São Paulo are the reduced cost of the licenses, lower prices for the equipment needed to set up a GSM network. Other elements that helped to change the outlook were the reduced cost of capital and lower subsidies on the handsets sold by the operators.

5.5) migration from pulses to minutes

On July 31, 2007, Oi completed the conversion of the fixed telephone billing system from pulses to minutes. Around 92.5% of Oi’s 14.3 million wireline service subscribers in Region I already have their calls billed in minutes. This mandatory migration was gradually carried out over the period agreed with Anatel, between March 1st and July 31st.  More than 30% of the customers billed in minutes are on alternative plans and the rest are on the mandatory plans determined by Anatel – Basic and Pasoo (Plano Alternativo de Oferta Obrigatória), particularly the former.

According to the regulations, since March, customers whose phones are in locations that have not been included in this conversion, for technical and/or economic reasons, have the right not to be charged for usage in excess of the exemption covered in the monthly subscription fee. Oi will continue to study the technical and economic feasibility of future conversion in these locations, and has already identified certain locations where it will be feasible to implement the conversion by March 2008, when the charge for excess local calls will be reintroduced.

5.6) new fixed telefhone tariffs

Under the terms of the Contract Concession and as approved by Anatel, the full tariffs under the basic plan for local and long distance services came into effect as from October 1st.

During the period of July 19th to September 1st, 2007, Oi had retained the unadjusted tariffs for local minutes, connection fee (VCA) and AICE / Pasoo supplementary tariffs, on a promotional basis, due to the conversion from pulses to minutes.

5.7) oi: quadruple–play in brazil

At a meeting held on October 23, 2007, Anatel approved the acquisition of Way TV by TNL PCS Participações S.A., a subsidiary of TNLP (Tele Norte Leste Participações S.A.), which took place on July 27, 2007, at a cost of R$132 million. Way TV provides subscription TV and broadband internet access services in the cities of Belo Horizonte, Poços de Caldas, Barbacena and Uberlândia.

At the end of Aug/07, Way TV used to have approximately 110,000 revenue generating units under subscription, 55,500 for cable television and 54,500 for internet broadband access. In Belo Horizonte, the largest urban center in its area of operations, the company has a 26% market share.

Anatel’s decision strengthens Oi’s pioneering strategy of providing convergent packages of telecoms services, including the distribution of audiovisual content, and thereby making it possible to offer quadruple-play.

5.8) Oi: New Contracts, Products and Services

 “Oi Ligadores” Campaign

In July 2007, Oi launched the “Oi Ligadores” campaign, a promotion offering for Oi Cartão Total (pre-paid) customers a monthly bonus of R$100 or R$250. These bonuses are valid for local calls to any Oi mobile customer or to any fixed telephone (even those of other operators). Up to December 31, 2007, customers also have the right to free long distance (DDD) calls, using the 31 operator code, on Sundays and for R$0.05 a minute from Monday to Saturday, between 8:00 pm and 6:00 am, from any Oi public telephone, through the “Saldo Único” service.

Under this promotion, Oi Cartão Total customers who renew their credits for a minimum of R$10 a month, during a period of 12 months, will be entitled to a bonus of R$100, and those who renew their credits for a minimum of R$20 will be entitled to a bonus of R$250. Customers must register under one of the bonus schemes and the bonuses are valid for 29 days from the date of the concession.

New customers who have joined the Oi Cartão Total plan since the launching of the promotion have been registered automatically, while existing customers pay a R$9.90 registration fee to enter the promotion.

 NEW CONVERGENCE SCHEME FOR MEDIUM AND LARGE COMPANIES

Oi is expanding its Oi Flex offer to the corporate market. This service benefits large and medium-sized companies, offering mobility, convenience and savings, through a single piece of equipment. This innovation reinforces the company’s strategy of convergent services for all kinds of businesses. The company is offering a kit, comprising a mobile handset (Motorola V3 Black) and a Point of Access device, which makes it possible to connect to a fixed line.

With Motorola as a partner, this solution allows the customer to make and receive calls in the office, as with a fixed line, while the same device will function as a mobile handset using Oi’s GSM network, when the customer is out of the office.

Oi Flex allows the customer the facility of a single list of contacts, alarm calls, a list of calls received and made and many other advantages. Oi Flex may be acquired by new or existing customers, on pre or post-paid plans.

OI PREPARES ITS NETWORK FOR THE LAUNCHING OF IPTV

Oi is getting ready to launch the product IPTV, in early 2008, offering Video on Demand. Over the last few months, the company has been developing the technology and making the investments needed to prepare the network for video transmission. To begin with, the product will only be available in certain parts of the state of Rio de Janeiro.

With Video on Demand, through the installation of a decodifier (Set Top Box), customers will be able to watch films, documentaries, TV series and other programs on demand according to their convenience. Furthermore, it will also be possible to access internet content on the TV.

This launch will reinforce the company’s strategy of convergence, enabling Quadruple Play: wireline telephony, mobile telephony, Broadband and television.

6) Financial Statements

6.1) Tele Norte Leste Participações - TNLP Consolidated

				R$ million
Income Statement	3Q06	2Q07	3Q07	9M06	9M07
Wireline Services Revenues	5,189.4	5,181.7	5,181.5	15,395.9	15,536.5
Local Services	2,974.2	2,922.4	2,902.3	8,837.5	8,748.8
Subscription Charges	1,653.3	1,736.7	1,784.3	4,969.5	5,226.2
Local Traffic	630.5	474.9	408.0	1,851.9	1,398.6
Installation Fees	21.6	23.3	25.7	45.3	71.9
Collect Calls	5.5	3.6	1.9	29.5	9.8
Other Local Revenues	0.9	0.1	0.1	6.3	0.5
Fixed-to-Mobile (VC1)	662.4	683.9	682.3	1,934.9	2,041.8
Long Distance	922.9	893.7	886.8	2,759.4	2,699.5
Intra-State	438.2	405.4	404.5	1,314.4	1,233.9
Inter-State	121.7	109.6	108.8	381.3	329.8
Inter-Regional	170.4	159.2	155.1	502.9	478.0
International	18.5	17.7	17.5	58.0	58.1
Fixed-to-Mobile (VC2 and VC3)	174.3	201.8	201.0	502.8	599.7
Advanced Voice	61.2	61.1	49.5	175.2	170.1
Public Telephones	281.2	281.7	289.1	850.2	873.0
Additional Services	137.8	159.8	167.3	422.4	471.0
Network Usage Remuneration	168.2	146.4	155.4	510.0	451.8
Data Transmission Services	644.0	715.9	729.9	1,840.2	2,119.9
ADSL (Velox)	233.0	274.6	285.4	655.8	826.0
Leased Lines (EILD)	138.8	124.7	135.3	385.1	390.0
Leased Lines (SLDD/SLDA)	66.6	62.5	60.2	213.1	185.7
IP Services	58.9	90.1	82.5	167.7	248.1
Packet switch and frame relay	64.9	71.4	74.2	197.4	208.0
Other Data Services	81.7	92.6	92.3	221.1	262.0
Other Wireline Services	0.0	0.8	1.0	1.0	2.4
Wireless Services Revenues	976.3	1,027.9	1,156.2	2,437.2	3,174.2
Subscription Charges	222.9	218.7	241.1	559.7	667.0
Outgoing Calls	362.4	388.8	415.5	983.2	1,178.4
Domestic/International Roaming	27.3	27.0	27.8	90.2	83.7
Network Usage Remuneration	223.5	265.4	309.3	346.6	834.4
Data / Value Added Services	75.0	66.0	97.9	206.3	230.1
Handset Sales	65.2	62.0	64.6	251.3	180.7
Gross Operating Revenue	6,165.7	6,209.6	6,337.8	17,833.2	18,710.8
Taxes and Deductions	(1,855.3)	(1,852.0)	(1,900.4)	(5,405.3)	(5,610.5)
Net Operating Revenue	4,310.4	4,357.6	4,437.3	12,427.9	13,100.3
Operating Expenses	(2,759.3)	(2,761.9)	(2,529.4)	(7,829.8)	(8,147.3)
Cost of Services	(829.8)	(843.7)	(839.8)	(2,425.5)	(2,557.4)
Cost of Goods Sold	(137.7)	(57.2)	(75.4)	(389.6)	(200.4)
Interconnection Costs	(793.8)	(838.3)	(818.1)	(2,010.7)	(2,482.1)
Selling Expenses	(607.3)	(696.5)	(663.4)	(1,892.9)	(1,962.4)
General and Administrative Expenses	(258.8)	(214.9)	(232.9)	(730.9)	(717.7)
Other Operating (Expenses) Revenue, net	(131.9)	(111.3)	100.1	(380.2)	(227.3)
EBITDA	1,551.1	1,595.7	1,908.0	4,598.1	4,953.0
Margin %	36.0%	36.6%	43.0%	37.0%	37.8%
Depreciation and Amortization	(776.3)	(640.2)	(658.0)	(2,407.6)	(1,955.8)
EBIT	774.7	955.5	1,250.0	2,190.5	2,997.2
Equity Accounting	46.9	13.3	(1.3)	114.6	8.3
Financial Expenses	(497.0)	(343.0)	(264.4)	(1,558.1)	(998.5)
Financial Income	174.3	195.2	212.9	522.1	639.7
Non-operating (Expenses) Revenue	(7.7)	8.8	12.4	(2.7)	23.9
Income Before Tax and Social Contribution	491.4	829.9	1,209.5	1,266.4	2,670.6
Income Tax and Social Contribution	(153.8)	(263.9)	(433.3)	(378.7)	(906.6)
Minority Interest	(68.0)	(98.5)	(139.5)	(191.0)	(316.9)
Net Income	269.6	467.5	636.7	696.7	1,447.0
Margin %	6.3%	10.7%	14.3%	5.6%	11.0%
Outstanding Shares - Thousand (exc.-treasury)	382,122	382,122	382,122	382,122	382,122
Income per share (R$)	0.706	1.223	1.666	1.823	3.787
Income per ADR (US$)	0.325	0.617	0.815	0.834	1.852

			R$ million
Balance Sheet	9/30/2006	6/30/2007	9/30/2007
TOTAL ASSETS	26,257	27,320	28,843

Current	9,105	10,588	12,205
Cash and Short-Term Inv.	3,358	4,470	6,246
Accounts Receivable	3,814	3,619	3,503
Recoverable Taxes	1,137	1,526	1,761
Inventories	218	124	133
Other Current Assets	579	850	561

Non-Current Assets	17,151	16,732	16,638

Long Term	3,653	3,790	3,738
Recoverable and Deferred Taxes	1,761	2,206	2,111
Other	1,892	1,584	1,627

Permanent	13,498	12,942	12,900
Investments	115	59	40
Property Plant and Equipment	11,660	11,300	11,295
Intagible Assets	1,342	1,237	1,229
Deferred Assets	380	347	337

Balance Sheet	9/30/2006	6/30/2007	9/30/2007
TOTAL LIABILITIES	26,257	27,320	28,843
Current	5,389	5,551	5,564
Suppliers	1,855	1,889	1,782
Loans and Financing	2,044	1,873	1,713
Payroll and Related Accruals	166	219	189
Payable Taxes	903	1,289	1,620
Dividends Payable	249	145	151
Other Accounts Payable	172	136	110

Non-Current Liabilities	10,147	9,663	10,396

Long Term	10,132	9,654	10,388
Loans and Financing	6,870	6,603	7,670
Payable and Deferred Taxes	976	795	778
Contingency Provisions	2,175	2,148	1,825
Other Accounts Payable	111	108	115

Unrealized Earnings	15	10	8

Minority Interest	2,045	2,336	2,476

Shareholders' Equity	8,676	9,770	10,406

6.2) Telemar Norte Leste - TMAR Consolidated

Income Statement	3Q06	2Q07	3Q07	9M06	9M07
Wireline Services Revenues	5,189.4	5,181.7	5,181.5	15,395.9	15,536.5
Local Services	2,974.2	2,922.4	2,902.3	8,837.5	8,748.8
Subscription Charges	1,653.3	1,736.7	1,784.3	4,969.5	5,226.2
Local Traffic	630.5	474.9	408.0	1,851.9	1,398.6
Installation Fees	21.6	23.3	25.7	45.3	71.9
Collect Calls	5.5	3.6	1.9	29.5	9.8
Other Local Revenues	0.9	0.1	0.1	6.3	0.5
Fixed-to-Mobile (VC1)	662.4	683.9	682.3	1,934.9	2,041.8
Long Distance	922.9	893.7	886.8	2,759.4	2,699.5
Intra-State	438.2	405.4	404.5	1,314.4	1,233.9
Inter-State	121.7	109.6	108.8	381.3	329.8
Inter-Regional	170.4	159.2	155.1	502.9	478.0
International	18.5	17.7	17.5	58.0	58.1
Fixed-to-Mobile (VC2 and VC3)	174.3	201.8	201.0	502.8	599.7
Advanced Voice	61.2	61.1	49.5	175.2	170.1
Public Telephones	281.2	281.7	289.1	850.2	873.0
Additional Services	137.8	159.8	167.3	422.4	471.0
Network Usage Remuneration	168.2	146.4	155.4	510.0	451.8
Data Transmission Services	644.0	715.9	729.9	1,840.2	2,119.9
Other	0.0	0.8	1.0	1.0	2.4
Wireless Services Revenues	976.3	1,027.9	1,156.2	2,437.2	3,174.2
Subscription Charges	222.9	218.7	241.1	559.7	667.0
Outgoing Calls	362.4	388.8	415.5	983.2	1,178.4
Domestic/International Roaming	27.3	27.0	27.8	90.2	83.7
Network Usage Remuneration	223.5	265.4	309.3	346.6	834.4
Data / Value Added Services	75.0	66.0	97.9	206.3	230.1
Handset Sales	65.2	62.0	64.6	251.3	180.7
Gross Operating Revenue	6,165.7	6,209.6	6,337.8	17,833.2	18,710.8
Taxes and Deductions	(1,855.3)	(1,852.0)	(1,900.4)	(5,405.3)	(5,610.5)
Net Operating Revenue	4,310.4	4,357.6	4,437.3	12,427.9	13,100.3
Operating Expenses	(2,742.4)	(2,757.0)	(2,523.8)	(7,790.3)	(8,126.8)
Cost of Services Provided	(829.7)	(842.9)	(840.5)	(2,425.4)	(2,557.3)
Cost of Goods Sold	(137.7)	(57.2)	(75.4)	(389.6)	(200.4)
Interconnection Costs	(793.8)	(838.3)	(818.1)	(2,010.7)	(2,482.1)
Selling Expenses	(607.2)	(695.3)	(664.0)	(1,890.3)	(1,961.0)
General and Administrative Expenses	(248.3)	(211.0)	(225.5)	(701.0)	(697.4)
Other Operting (Expenses) Revenue, net	(125.6)	(112.3)	99.7	(373.4)	(228.6)
EBITDA	1,568.0	1,600.6	1,913.5	4,637.6	4,973.5
Margin %	36.4%	36.7%	43.1%	37.3%	38.0%
Depreciation and Amortization	(790.9)	(655.2)	(672.6)	(2,450.9)	(2,000.6)
EBIT	777.1	945.4	1,240.9	2,186.7	2,972.9
Equity Accounting	(0.2)	(0.5)	(0.5)	(0.6)	(3.4)
Financial Expenses	(439.9)	(321.4)	(241.0)	(1,305.3)	(916.2)
Financial Income	167.9	180.8	205.2	454.8	611.4
Non-operating (Expenses) Revenue	(7.2)	8.8	3.7	(2.0)	15.3
Income Before Tax and Social Contribution	497.7	813.1	1,208.3	1,333.6	2,680.1
Income Tax and Social Contribution	(121.7)	(268.1)	(436.7)	(277.1)	(926.9)
Net Income	376.0	545.0	771.6	1,056.5	1,753.2
Margin %	8.7%	12.5%	17.4%	8.5%	13.4%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,614	238,614	238,614	238,614
Income per share (R$)	1.576	2.284	3.234	4.428	7.348

(*) - Includes the efects of Oi's acquisition (Apr/03).

			R$ million
Balance Sheet	9/30/06	6/30/07	9/30/07
TOTAL ASSETS	25,064	26,182	27,860
Current	7,981	9,437	11,221
Cash and Short-Term Inv.	2,598	3,676	5,637
Accounts Receivable	3,815	3,620	3,500
Recoverable and Deferred Taxes	775	1,185	1,408
Inventories	218	124	133
Other Current Assets	575	831	543

Non-Current Assets	17,083	16,746	16,639

Long Term	3,279	3,550	3,516
Recoverable and Deferred Taxes	1,625	2,010	1,911
Other	1,654	1,540	1,605

Permanent	13,803	13,196	13,123
Investments	442	339	304
Property Plant and Equipment	11,647	11,296	11,282
Intagible Assets	1,339	1,234	1,226
Deferred	376	327	311

Balance Sheet	9/30/06	6/30/07	9/30/07
TOTAL LIABILITIES	25,064	26,182	27,860
Current	5,337	5,101	5,114
Suppliers	1,850	1,885	1,783
Loans and Financing	1,651	1,516	1,362
Payroll and Related Accruals	165	218	187
Payable Taxes	805	1,273	1,602
Dividends Payable	689	67	67
Other Accounts Payable	177	143	113

Non-Current Liabilities	8,416	8,155	9,048

Long Term	8,401	8,146	9,040
Loans and Financing	5,365	5,315	6,539
Payable Taxes	823	644	630
Contingency Provisions	2,174	2,147	1,824
Other Accounts Payable	40	40	47

Unrealized Earnings	15	10	8

Shareholders' Equity	11,312	12,926	13,697

6.3) Telemar Norte Leste - TMAR Parent Company

				R$ million
Income Statement	3Q06	2Q07	3Q07	9M06	9M07
Local Services	2,999.1	2,923.2	2,903.5	8,887.8	8,751.8
Long Distance	876.5	837.0	877.6	2,592.8	2,577.7
Advanced Voice	61.2	62.0	50.8	179.1	173.1
Public Telephones	281.2	281.7	288.4	850.2	872.3
Additional Services	138.3	159.9	168.4	424.4	472.7
Network Usage Remuneration	173.8	145.6	172.0	525.9	464.0
Data Transmission Services	594.9	653.9	656.3	1,716.1	1,934.6
Other	0.3	0.8	0.9	1.0	2.2
Gross Operating Revenue	5,125.3	5,064.1	5,117.8	15,177.3	15,248.5
Taxes and Deductions	(1,523.2)	(1,516.1)	(1,522.5)	(4,522.2)	(4,572.4)
Net Operating Revenue	3,602.1	3,548.1	3,595.4	10,655.0	10,676.1
Operating Expenses	(2,131.7)	(2,213.8)	(2,033.9)	(6,356.5)	(6,504.4)
Cost of Services Provided	(676.1)	(662.5)	(675.2)	(1,987.5)	(2,040.6)
Interconnection Costs	(723.4)	(742.6)	(771.8)	(2,148.1)	(2,262.7)
Selling Expenses	(395.8)	(531.2)	(522.4)	(1,267.5)	(1,494.9)
General and Administrative Expenses	(214.9)	(178.7)	(184.1)	(603.7)	(582.9)
Other Operating (Expenses) Revenue, net	(121.4)	(98.9)	119.6	(349.7)	(123.5)
EBITDA	1,470.4	1,334.3	1,561.4	4,298.6	4,171.6
Margin %	40.8%	37.6%	43.4%	40.3%	39.1%
Depreciation and Amortization	(621.9)	(474.2)	(480.1)	(1,958.6)	(1,446.8)
EBIT	848.5	860.0	1,081.4	2,340.0	2,724.8
Equity Accounting	(45.5)	101.1	91.0	(88.8)	232.4
Financial Expenses	(407.7)	(309.2)	(141.5)	(1,199.7)	(792.6)
Financial Income	107.6	125.4	129.1	278.3	422.3
Non-operating (Expenses) Revenue	(6.6)	3.9	3.9	(0.8)	10.9
Income Before Tax and Social Contribution	496.3	781.3	1,164.0	1,329.0	2,597.8
Income Tax and Social Contribution	(120.3)	(236.3)	(392.4)	(272.5)	(844.7)
Net Income	376.0	545.0	771.6	1,056.5	1,753.2
Margin %	10.4%	15.4%	21.5%	11.6%	16.4%

Balance Sheet	9/30/06	6/30/07	9/30/07
TOTAL ASSETS	24,113	25,065	26,636
Current	4,940	6,050	7,555
Cash and Short-Term Inv.	1,143	1,931	3,204
Accounts Receivable	3,079	2,954	3,028
Recoverable and Deferred Taxes	506	879	1,070
Inventories	41	35	36
Other Current Assets	171	251	217

Non-Current Assets	19,173	19,015	19,081

Long Term	2,556	2,382	2,338
Recoverable and Deferred Taxes	1,030	1,167	1,077
Other	1,526	1,215	1,261

Permanent	16,617	16,633	16,743
Investments	8,004	8,352	8,413
Property Plant and Equipment	8,285	7,990	8,048
Intagible Assets	328	290	282

TOTAL LIABILITIES	24,113	25,065	26,636

Current	4,490	4,121	4,319
Suppliers	1,272	1,221	1,319
Loans and Financing	1,650	1,516	1,356
Payroll and Related Accruals	137	185	154
Payable Taxes	680	1,040	1,319
Dividends Payable	689	67	67
Other Accounts Payable	62	92	103

Non-Current Liabilities	8,311	8,018	8,620

Long Term	8,311	8,018	8,620
Loans and Financing	5,352	5,306	6,241
Payable Taxes	804	638	623
Contingency Provisions	2,142	2,062	1,736
Other Accounts Payable	13	13	20

Shareholders' Equity	11,312	12,926	13,697

6.4) TNL PCS (Oi)

				R$ million
Income Statement	3Q06	2Q07	3Q07	9M06	9M07
Wireless Services Revenues	1,159.1	1,211.4	1,344.2	2,967.5	3,735.6
Subscription	222.9	218.7	241.1	559.7	667.0
Outgoing Calls	362.4	388.8	415.5	983.2	1,178.4
Domestic/Internacional Roaming	27.3	27.0	27.8	90.2	83.7
Network Usage Remuneration	406.1	445.3	496.3	876.4	1,391.0
Data / Value Added	75.0	66.0	97.9	206.3	230.1
Other SMP Services	0.1	0.4	0.2	0.5	0.8
Handset Sales	65.2	65.2	65.3	251.3	184.6
LD/Advanced Voice Service/Network* Revenues	149.3	158.8	103.0	466.3	412.6
Gross Operating Revenue	1,308.4	1,370.2	1,447.1	3,433.8	4,148.2
Taxes and Deductions	(332.4)	(342.7)	(384.2)	(900.0)	(1,058.2)
Net Operating Revenue	976.0	1,027.5	1,062.9	2,533.8	3,090.0
Operating Expenses	(880.9)	(761.0)	(710.1)	(2,189.0)	(2,287.2)
Cost of Services Provided	(210.3)	(233.7)	(213.0)	(616.9)	(668.6)
Cost of Goods Sold	(137.7)	(57.2)	(75.4)	(389.6)	(200.4)
Interconnection Costs	(274.8)	(293.2)	(249.8)	(454.3)	(827.9)
Selling Expenses	(280.8)	(199.6)	(199.7)	(772.6)	(596.0)
General and Administrative Expenses	(31.0)	(29.8)	(40.1)	(90.8)	(109.0)
Other Operating (Expenses) Revenue, net	53.7	52.6	67.9	135.2	114.7
EBITDA	95.1	266.5	352.9	344.8	802.8
Margin %	9.7%	25.9%	33.2%	13.6%	26.0%
Depreciation and Amortization	(167.9)	(179.8)	(191.4)	(488.9)	(550.2)
EBIT	(72.8)	86.7	161.5	(144.1)	252.5
Financial Expenses	(32.2)	(10.6)	(99.9)	(116.2)	(121.7)
Financial Income	61.6	52.7	74.7	192.2	185.7
Non-operating Expenses	(0.6)	4.9	(0.2)	(1.3)	4.5
Income Before Tax and Social Contribution	(44.0)	133.7	135.9	(69.3)	321.0
Income Tax and Social Contribution	(1.0)	(31.3)	(43.5)	(3.4)	(80.5)
Net Income	(45.0)	102.5	92.4	(72.7)	240.5
Margem %	-4.6%	10.0%	8.7%	-2.9%	7.8%

(*) - Refers to Pegasus, incorporated on November 30, 2005.

Balance Sheet	9/30/06	6/30/07	9/30/07
TOTAL ASSETS	8,571	9,076	9,312
Current	3,187	3,422	3,737
Cash and Short-Term Inv.	1,447	1,651	2,337
Accounts Receivable	904	801	644
Recoverable and Deferred Taxes	252	303	334
Inventories	177	89	97
Other Current Assets	407	579	324

Non-Current Assets	5,384	5,653	5,575

Long Term	669	1,109	1,119
Recoverable and Deferred Taxes	595	841	831
Loans and Financing	25	188	189
Other	49	81	98

Permanent	4,714	4,544	4,456
Property Plant and Equipment	3,349	3,293	3,220
Intagible Assets	1,004	936	937
Deferred Assets	362	315	299

TOTAL LIABILITIES	8,571	9,076	9,312

Current Liabilities	999	1,109	957
Suppliers	751	803	640
Loans and Financing	0	0	5
Payroll and Related Accruals	27	33	32
Payable Taxes	106	223	272
Other Accounts Payable	115	50	8

Non-Current Liabilities	74	110	405

Long Term	74	110	405
Loans and Financing	3	0	290
Contingency Provisions	27	80	85
Payable Taxes	19	6	6
Other Accounts Payable	24	24	23
Shareholders' Equity	7,498	7,857	7,950

7) Glossary

ARPU (Average Revenue per Unit):
Indicator used in the telecommunication sector, showing the average monthly revenue per customer during a given period. It is calculated by dividing net revenue for the period by average customer base.

Churn Rate:
The percentage of customers whose phones are disconnected during a given period, as a proportion of the average customer base.

Full Billing:
Fullbilling involves charging an interconnection fee on every mobile-to-mobile call within the same local area. This rule was determined in Anatel Resolution no 438, published in July 2006. Previously, the “partial bill and keep” system was utilized, whereby a mobile operator would only pay interconnection fees to another operator when the proportion of incoming and outgoing traffic between the two was outside the 45% to 55% band. This model continues to be used in local fixed telephony.

IST (Telecommunications Services Index):
Since 2006, Anatel has been using a specific index for readjusting tariffs based on a basket of tariffs for telecoms services, called the IST. The IST has brought more equilibrium to the adjustment of prices charged to retail and wholesale customers, compared to the previous system that was based on the IGP-DI inflation index and was more focused on wholesale prices.

Net additions:
Gross additions (total of new customers during a given period), less disconnections during that same period.

Plans: Basic vs. Alternative:
The telecoms operators are obliged to provide two types of plan: the Basic Plan and the Obligatory Alternative Service Plan (PASOO). Under the basic minutes plan, the toll free exemption for residential subscribers is 200 minutes and for commercial subscribers is 150 minutes. Under the PASOO, the exemption for residential subscribers is 400 minutes and for commercial subscribers is 360 minutes. There is a different minute price for each plan.
It should be emphasized that, in addition to the obligatory plans, operators can also offer alternative plans whose characteristics are not regulated by Anatel.

Plans: Minutes v Pulses:
Under the billing denominated in pulses, one pulse is charged for each connection completed, followed by a variable pulse, covering up to the first 4 minutes of usage. One pulse is charged thereafter for every 4 minutes of usage. Under the plans denominated in minutes, the charge is based on the effective usage time.

Click on the link below to learn more about our minutes plans:
http://www.novaoi.com.br/controlebanners2/campanhas/planodeminutos/index.html

Productivity Factor:
As determined in the Concession Contract 2006, Anatel is to calculate the average productivity rate of the sector and compare this with the individual productivity of each operator. The productivity factor, which is to be deducted from the IST, is equivalent to 50% of the greater of: (1) the average productivity rate for the telecom sector; or (2) the operator’s individual productivity. Even if an operator has a negative productivity rate, Anatel will not grant that company a tariff readjustment superior to the IST rate.

Remuneration for Use of the SMP Network:
The amount paid to an SMP provider, per unit of time, for the use of their network.

Share of Wallet
“Share of the customer’s spending”, represents how much the customer is prepared to spend on any given service, which in this case means on telecom services.

UGR (Revenue Generating Unit):
In the case of the Oi group of companies: Oi Fixo + Oi Móvel + Oi Velox.

CVM Instruction nº 358, article 12: Direct or indirect majority shareholders and voting shareholders who elect the members of the Board of Directors or Statutory Audit Committee, as well as any individual, legal entity or group, acting as a body or representing the same interest, that attain a direct or indirect holding equivalent to 5% (five percent) or more of a type or class of share representing the capital of a publicly traded company, must communicate this fact to the CVM (Brazilian Securities Commission) and to the company.

Oi instructs its shareholders regarding compliance with the terms of article 12 of CVM Instruction nº 358, but cannot be held responsible for disclosing information on the acquisition or disposal, by third parties, of holdings equivalent to 5% or more of a given type or class of share representing its capital, or the rights pertaining to these shares and other securities issued by the company.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,237,832	68,504,187	58,869,713
Preferred	261,223,463	6,475,663	0	254,747,800
Total	391,835,195	9,713,495	68,504,187	313,617,513

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,186,966	123,873	104,227,873	2,835,220
Preferred (A)	133,416,200	2,928,905	91,249,773	39,237,522
Preferred (B)	1,065,067	1,100	6	1,063,961
Total	241,668,233	3,053,878	195,477,652	43,136,703

Note: Shareholder structure as of September 30, 2007

This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Cristiana Ortigão	55 (21) 3131-1317	cristiana.ortigao@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com